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17016761

Mail F Section ION

MAR 06 2017

Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CUTLER GROUP, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Montgomery Street, Suite 700
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nader Sharabati **(415) 293-3960**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Cutler Group, L.P.** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.



Signature

Chief Financial Officer

Title

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2017, by Nader Sharabati, proved to me on the basis of satisfactory evidence to be the person who appeared before me.



Notary Public


OUD SAPPRASERT O'BRIEN
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A copy of the Exemption Report.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cutler Group, L.P.

We have audited the accompanying statement of financial condition of Cutler Group, L.P. (the "Partnership") as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2016, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cutler Group, L.P. as of December 31, 2016, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

CUTLER GROUP, L.P.

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	1,881,499
Receivable from broker-dealer		1,236,283
Securities owned, at fair value		2,810,792,566
Furniture and equipment, at cost (net of accumulated depreciation of $6,739,420)		1,377,428
Other assets		598,957
	$	2,815,886,733

Liabilities and Partners' Capital

Liabilities		
Payable to broker-dealer	$	562,320,654
Securities sold, not yet purchased, at fair value		2,116,055,575
Accounts payable and accrued expenses		10,008,154
		2,688,384,383
Partners' capital		
General partner		8,137,286
Limited partners		119,365,064
		127,502,350
	$	2,815,886,733

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Operations

Year Ended December 31, 2016

Revenues		
Trading gains	$	85,564,284
Interest and dividends		10,721,405
Other		305,156
		96,590,845
Expenses		
Employee compensation and benefits		16,633,050
Commissions, execution and clearing fees		15,814,290
Interest and dividends		11,525,209
Exchange dues and charges		9,587,617
Communications and quotations		6,048,905
Trader permit fees		1,924,725
Depreciation		1,175,874
Software licenses		693,833
Professional fees		410,825
Other operating expenses		1,266,995
		65,081,323
Net income	$	31,509,522

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Changes in Partners' Capital

Year Ended December 31, 2016

	General Partner	Limited Partners	Total
Balance at January 1, 2016	$ 10,389,760	$ 106,693,827	$ 117,083,587
Contributions	—	12,320,760	12,320,760
Withdrawals	(10,389,760)	(23,021,759)	(33,411,519)
Net income	8,137,286	23,372,236	31,509,522
Balance at December 31, 2016	$ 8,137,286	$ 119,365,064	$ 127,502,350

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	31,509,522
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,175,874
(Increase) decrease in operating assets:		
Receivable from broker-dealer		167,351
Securities owned, at fair value		(973,101,135)
Other assets		(353,164)
Increase (Decrease) in operating liabilities:		
Payable to broker-dealer		389,993,837
Securities sold, not yet purchased, at fair value		575,410,609
Accounts payable and accrued expenses		(2,425,326)
Net cash provided by operating activities		22,377,568
Cash flows from investing activities		
Purchases of equipment		(1,485,092)
Net cash used in investing activities		(1,485,092)
Cash flows from financing activities		
Limited Partners' contributions		12,320,760
Limited Partners' withdrawals		(23,021,759)
General Partner withdrawals		(10,389,760)
Net cash used in financing activities		(21,090,759)
Net decrease in cash		(198,283)
Cash at beginning of year		2,079,782
Cash at end of year	$	1,881,499

See accompanying notes.

---

1. Organization

Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Inc., NYSE Amex Options, BATS Exchange, Inc, BOX Options Exchange, Chicago Board Options Exchange (the "CBOE"), IEX Exchange, International Securities Exchange (ISE), Nasdaq BX, Nasdaq NOM, Nasdaq PHLX, MIAX Options Exchange. The Partnership is a market maker on the NYSE Arca, NYSE Amex Options, CBOE, Nasdaq BX, Nasdaq NOM, Nasdaq PHLX, MIAX Options and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership. Class A Limited Partners, and Class B Limited Partners as defined in the Partnership's Agreement of Limited Partnership do not have any management responsibility. (see Note 3)

2. Summary of Significant Accounting Policies

The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

<u>Revenue Recognition and Securities Valuation</u>
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open trade equity in futures is included in receivable from broker-dealer and measured at the closing exchange price. Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

<u>Depreciation</u>
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes. For the year ended December 31, 2016, depreciation expense totaled approximately $1,176,000.

2. Summary of Significant Accounting Policies, continued

Income Taxes

No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners.

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2013. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2016.

3. Partnership Agreement

Profit and Loss Allocations

All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 7), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Partnership's Agreement of Limited Partnership, shall first be allocated to limited partners in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Partnership's Agreement of Limited Partnership, for such limited partners.

b. Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Limited Partners, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses.

c. The remaining General Net Profits and General Net Losses are then allocated to the General Partner, Class A Limited Partners, and Class B Limited Partners as defined in the Partnership's Agreement of Limited Partnership.

4. Distributions and Withdrawals

The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum one year period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

5. Credit Concentration

At December 31, 2016, a significant credit concentration consisted of approximately $133.3 million, representing the fair value of the Partnership's trading accounts carried by its clearing broker, Merrill Lynch Professional Clearing Corp. Management does not consider any credit risk associated with this net receivable to be significant.

6. Employee Benefit Plan

The Partnership has established a 401(k) plan for qualified employees. The Partnership can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2016 totaled approximately $525,000. The Partnership elected to make contributions to the plan for the year ended December 31, 2016 that totaled approximately $1,026,000.

7. Agreements and Related-Party Transactions

The Partnership has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $20,000 in the preferred shares of ML-PRO. The Partnership's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

The Partnership has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective limited partner capital accounts of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total partnership income before determining the net profit or loss to be allocated to the partners on a pro rata basis.

8. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Partnership enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Partnership's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Partnership receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

9. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows:

- State Municipal Obligations. State Municipal Obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, State Municipal Obligations are generally categorized in level 1 of the fair value hierarchy.

9. Fair Value Measurements and Disclosures, continued

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise they are categorized in level 2 or 3 of the fair value hierarchy.

- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1
Assets	
Securities owned	
Equities	$ 2,130,678,773
Options	654,374,061
State municipal obligations	888,923
Corporate obligations	24,850,809
Total securities owned	$ 2,810,792,566
Liabilities	
Securities sold, not yet purchased	
Equities	$ 1,127,655,795
Options	988,399,780
Total securities sold, not yet purchased	$ 2,116,055,575

At December 31, 2016, the Partnership had open futures contracts included in the payable to broker-dealer balance totaling $18,254, which were Level 1 investments. At December 31, 2016, the Partnership held no Level 2 and Level 3 investments.

10. Commitments

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor. Rent expense for the year ended December 31, 2016 totaled approximately $313,000.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2016:

Year Ending December 31,		Amount
2017	$	303,000
2018		170,000
Thereafter		110,000
	$	583,000

11. Guarantees

ASC 460, Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Partnership's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Partnership has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Partnership for those contracts that meet the definition of a guarantee. Generally, the Partnership sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Partnership may recover amounts related to the underlying asset delivered to the Partnership under the derivative contract.

---

11. Guarantees, continued

The Partnership records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure.

12. Contingency

In the normal course of business, the Partnership is subject to legal actions that involve claims for monetary relief. The Partnership's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Partnership.

13. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of "aggregate indebtedness", as defined.

At December 31, 2016, the Partnership had net capital and net capital requirements of $81,452,248 and $1,000,000, respectively.

14. Subsequent Events

The Partnership's management has evaluated events and transactions through February 27, 2017 the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULE

CUTLER GROUP, L.P. **Schedule 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2016

Computation of net capital		
Total partners' capital		$ 127,502,350
Deduct partners' capital not allowable for net capital		(37,533,110)
Total partners' capital qualified for net capital		89,969,240
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	$ 1,377,428	
Other assets	598,957	(1,976,385)
Commodity futures contracts and spot commodities proprietary capital charges	802,538	(802,538)
Net capital before haircuts on securities positions		87,190,317
Haircuts on securities:		
Trading and investment securities:		
Debt securities	$ 3,383,350	
Other securities	2,354,719	
Undue concentration	—	(5,738,069)
Net capital		$ 81,452,248
Computation of basic capital requirement		
Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness)		1,000,000
Net capital in excess of net capital requirement		$ 80,452,248
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 10,008,154
Ratio of aggregate indebtedness to net capital		% 12.29

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2016.

See accompanying notes.

CUTLER GROUP, L.P. **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

CUTLER GROUP, L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cutler Group, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Cutler Group, L.P. (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

CUTLER GROUP, L.P.

The Exemption Report

December 31, 2016

The Partnership has elected an exemption under SEC Rule 15c3-3(K)(2)(ii) for the year ended December 31, 2016. The Partnership was in compliance with the exemptive provision throughout the year ended December 31, 2016 without exception.

Cutler Group, L.P.



Nader Sharabati
Chief Financial Officer